Exhibit 99.1

Volvo Group's Safety Knowledge to Reduce Traffic Accidents in Humanitarian Aid Transports

STOCKHOLM, Sweden--(BUSINESS WIRE)--May 17, 2006--The Volvo Group (NASDAQ:VOLVY)(NASDAQ:VOLVF)(STO:VOLVA) (STO:VOLVB) is initiating cooperation with 40 humanitarian aid organizations worldwide to increase awareness of traffic safety issues and reduce the number of accidents in humanitarian aid transports. Among other actions, the
Volvo Group's own accident research team will contribute with analyses.

Volvo has signed a declaration of intent covering cooperation in the area of road safety with Fleet Forum, a voluntary association of about 40 humanitarian aid organizations worldwide. In accordance with the declaration of intent, Volvo will assist the organizations in analyzing traffic accidents and recommend measures to increase general road safety awareness of traffic safety issues and to reduce the number of accidents.

The humanitarian aid organizations will receive customized data sheets, with the aim to facilitate the reporting of traffic accidents. The collection of data will begin in mid-2006, and the first report will be presented in 2007. The Volvo Group's own accident research team will analyze the causes of the accidents and present recommendations for measures to reduce the number of accidents and their consequences. The project will continue until 2009, and a total of three reports will be presented.

Volvo has conducted its own accident research since 1969, a program that is now an integrated part of the Group's product development. In conjunction with a traffic accident involving a heavy vehicle, representatives of the accident research team are sent out to investigate the cause and site of the accident. The information collected is analyzed and experience from the accident investigation board's work is then used in product development.

Based on the accident research team's work, Volvo Group has developed several different automotive systems through the years to reduce the risk of accidents and their consequences. Some examples include ESP (Electronic Stability Program), which reduces the risk of skidding on slippery roads and rollovers in sharp curves, as well as ACC (Adaptive Cruise Control), which automatically adapts a vehicle's speed to slow-moving vehicles in front. Three decades of accident research have also shown that seatbelts are still the single most effective measure to reduce the risk of injuries for the driver in an accident.

The Fleet Forum, based in Geneva, is a joint initiative by the WFP (UN World Food Program), IFRC (International Federation of the Red Cross) and World Vision International and represents more than 40 humanitarian aid organizations. The organizations that comprise the Fleet Forum run a combined fleet of more than 60,000 vehicles and have annual operating costs of about USD 800 M. The Fleet Forum's goal is to increase its humanitarian transport capacity through development and utilization of uniform work methods for vehicle fleet management and operation.

May 17, 2006

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 82,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to more than 20 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm and on NASDAQ in the US.

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CONTACT: Volvo
Marten Wikforss, +46 31 66 11 27 or +46 705 59 11 49